October 25, 2023

VIA ELECTRONIC TRANSMISSION

Amy Geddes

Theresa Brillant

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Henry Schein, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed February 21, 2023

File No. 000-27078

Dear Mses. Geddes and Brillant:

We acknowledge receipt of your letter dated September 26, 2023, regarding the above referenced filing.

Please see our following responses to the comments in your letter.

Form 10-K for Fiscal Year Ended December 31, 2022

ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2022 Compared to 2021, page 50

1.

We note your tabular presentation for net sales and operating expenses breaks out the broad sources of changes, by segment, between foreign and local currency changes, and that this table is presented in percentages instead of actual dollars. Please consider also presenting this table in actual dollars, for clarity.

Response: The Company respectfully acknowledges the Staff’s comment. The Company determined that it would be meaningful to the readers to understand the various components driving changes in net sales, including impact of foreign exchange, acquisitions and local internal growth. As such, the Company added the tabular presentation of such components to the MD&A section in the 2022 Form 10-K. The

Company believes a presentation highlighting the percentage impact of various components provides a more meaningful insight into the trends in sales versus actual dollar data. In addition to this percentage presentation, the Company also notes that it provides a narrative of significant individual items impacting net sales and quantifies their impact, when practicable as a percentage change and/or in actual dollars. For example, in recent periods the Company included details of sales of personal protection equipment (PPE) and COVID-19 test kits which materially impacted results after the start of the COVID-19 pandemic. The Company draws the Staff’s attention to the response in comment 2 below in regard to additional disclosure that the Company will incorporate in future filings. Please note that the Company provides tabular presentation of changes in operating expenses in dollars because the Company believes it is more insightful to the readers.

2.

We note your narrative discussions of comparative results often mix dollar values and percentages, and that some of the percentages presented are based on the total change, while others are based on the change in the item cited. For example, in your discussion of global net sales, you state that you estimate sales for the year ended December 31, 2022 of PPE products and COVID-19 test kits were approximately $1,245 million, an estimated decrease of 34.7% versus the prior year. Please revise this type of disclosure to state the actual amount of the decrease as well as the percentage impact on the actual line item, for clarity. Refer to Item 303(b)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise future filings, commencing with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023, to provide additional information regarding sales of PPE products and COVID-19 test kits (or other relevant product category information) for the periods when their fluctuations materially impact the Company’s income from operations. The illustrative example of our future discussion is as follows: “The estimated increase in internally generated local currency sales, excluding PPE products and COVID-19 test kits, was XX.X%. We estimate that sales of PPE products and COVID-19 test kits were approximately $XXX million and $XXX for the years ended December 31, 202X and 202Y, respectively, representing an estimated decrease/ increase of $XXX or XX.X% versus the prior year, with the $XXX net decrease/increase year-over-year representing XX.X% of 202Y net sales.”

3.

Please revise your narrative discussion to include the facts and circumstances leading to local internal growth. Your current discussion states the percentage change in local internal growth, but does not include an explanation of the facts and circumstances causing this change. To the extent there are multiple sources causing this change, please quantify each source. This comment applies here and to your Forms 10-Q. Refer to Item 303(b)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. The Company is aware of its responsibility to address factors materially impacting local internal growth, and directs the Staff’s attention to the discussion regarding sales of PPE products and COVID-19 test kits, which materially impacted local internal growth after the start of the COVID-19 pandemic. As noted above, the Company will in future filings, commencing with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023, consider any additional information that may be material or otherwise substantially helpful to an understanding of sales of PPE products and COVID-19 test kits if their fluctuations continue to materially impact the Company’s income from operations. The Company notes the Staff’s comment and in future filings will include additional commentary that could be material or otherwise substantially helpful to an understanding of the Company’s results of operations and, in each case when practicable, indicate the extent to which sales were affected.

4.

We note that in lieu of providing a comparative discussion of cost of sales, you have provided a discussion of gross margin. In this discussion, you state that within the health care distribution segment, gross profit margins may vary from one period to the next, and that changes in the mix of products sold as well as changes in your customer mix have been the most significant drivers affecting your gross profit margin. It appears that the provision of a comparative discussion of cost of sales in similar format to net sales may be material to an understanding of your results of operations. Please revise accordingly, or tell us why such a revision is unnecessary. Refer to Items 303(b)(2) and 303(c)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. The Company provides a quantitative disclosure of the gross profit dollars and gross margin percentages over comparative periods, and a qualitative discussion of changes in the gross profit margin by segment. The more significant drivers affecting cost of sales are typically covered when the Company discusses trends in gross profit, and such discussion inherently includes events that cause material changes in the relationship between net sales and cost of sales. As such, the Company believes a separate discussion of cost of sales is unnecessary and would be repetitive to the reader.

5.

We note your discussion of gross margin combines dental and medical in one line item, Health Care Distribution. For clarity and consistency, please consider revising your presentation to include tabular presentations similar to net sales.

Response: The Company respectfully acknowledges the Staff’s comment. While the Company provides the details of Dental and Medical sales, these two operating segments within the Health Care Distribution reportable segment have an overlap in common SKUs and a largely shared operating infrastructure. As such the Company believes that the combined gross margin discussion reflects material trends in the Health Care Distribution reportable segment, and further disaggregation of gross profit is not materially helpful to an understanding of the Company’s results. In future filings, commencing with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023, the Company will consider enhancing its disclosures to provide additional discussion of factors that impact gross margin, such as trends in product categories, and changes in customer mix including large group practices and office-based practitioners, to the extent such factors could be material or substantially helpful to an investor’s understanding of changes in the Company’s results.

We acknowledge that Henry Schein, Inc. and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the SEC staff.

If you have any questions or comments regarding this response, please contact me at ronald.south@henryschein.com.

Sincerely,

/s/ Ronald South

Ronald South

Senior Vice President and Chief Financial Officer

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